Filed by North Fork Bancorporation, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                       and deemed filed pursuant to Rule 14a-12 and Rule 14d-2
                                        of the Securities Exchange Act of 1934
                                          Subject Company:  Dime Bancorp, Inc.
                                                 Commission File No. 001-13094



CONTACTS:
PRESS:                                               INVESTOR:
KEKST AND COMPANY                                    NORTH FORK BANCORPORATION

Robert Siegfried/Victoria Weld/Jeremy Fielding       Dan Healy
212-521-4800                                         516-844-1258



                                                          FOR IMMEDIATE RELEASE
                                                          ---------------------


           ISS RESEARCH REPORT RECOMMENDS DIME SHAREHOLDERS VOTE
           -----------------------------------------------------
                     AGAINST DIME-HUDSON UNITED MERGER
                     ---------------------------------


Melville, New York, March 13, 2000 - North Fork Bancorporation, Inc. (NYSE:NFB) today announced that ISS, Institutional Shareholder Services, the nation's leading investor proxy voting advisory service, has re-issued a research report on the proposed Dime Hudson United merger recommending Dime shareholders vote against the merger in light of North Fork's superior offer to acquire Dime. The ISS report states:

"Based on current stock prices, the value of North Fork's proposed offer represents a significant improvement over the consideration Dime shareholders would receive in the merger with Hudson....

"We believe that where a new offer trumps an existing one by such a significant margin, it raises legitimate questions about the sufficiency of the original bid."

"...the arrival of a substantially higher bid than implied by the Hudson transaction, even at this late date, should compel the board and shareholders to consider whether there are superior alternatives to merging with Hudson."

"...it would be unreasonable to compare the value of North Fork's offer based on its current price to a high Dime price of almost six months ago. A more valid comparison at this point is between North Fork's offer value and that of Hudson. Based on both companies' respective September prices and those of today, North Fork's offer is substantially more generous to Dime shareholders."

"In particular, we note that the Hudson transaction was not the product of an exhaustive examination of various potential merger partners or an open solicitation for bids."

"In sum, we do not agree with Dime management that the value of [the] North Fork proposal is clearly inferior to what shareholders would realize through a Dime-Hudson merger. North Fork's current offer value is plainly superior...."


 "As an initial matter, therefore, we conclude that the value reflected by North Fork's offer appears significant enough to warrant postponement of the Hudson transaction. If North Fork...is willing to pay substantially more than the value reflected by the Hudson merger, shareholders would be best served by being given every opportunity to field and consider such bids."

John A. Kanas, Chairman, President and Chief Executive Officer of North Fork Bancorporation, said, "The re-issuance of the ISS report validates North Fork's offer and further amplifies the need for Dime's management and Board to recognize their fiduciary responsibility and act accordingly."

The entire ISS research report can be viewed at North Fork's website www.northforkbank.com.

North Fork now has approximately $16 billion in assets and operates from 154 branch locations throughout the New York Metropolitan area and Connecticut.

Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson United merger, filed with the Securities and Exchange Commission, and North Fork's registration statement with respect to its exchange offer for Dime common stock, when it becomes available, because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement (when available) and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement (when available) and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling D.F. King &Co., Inc. toll-free at 1-800-755-7250.

North Fork, its directors and executive officers and certain other persons may be deemed to be "participants" in North Fork's solicitation of proxies from Dime stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a statement on Schedule 14A filed March 7, 2000 by North Fork with the Securities and Exchange Commission.